

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2015

<u>Via E-mail</u>
Stephen M. Merkel, Esq.
General Counsel
BGC Partners, Inc.
499 Park Avenue
New York, New York 10022

> **Re: GFI Group Inc.**
> **Schedule 14A filed by BGC Partners, Inc. and BGC Partners, L.P.**
> **Filed January 8, 2015**
> **File No. 001-34897**

Dear Mr. Merkel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please revise statements demanding that security holders not return any proxy card received from GFI. While you may urge security holders to return your proxy card instead of GFI's, disclosure should not suggest that they are prohibited from granting proxies to whomever they wish.

2.   We note your disclosure that a vote by a security holder against the CME/GFI Merger Proposal will "send a clear message" to the board of directors of GFI that the security holder wants your offer to succeed. We believe that it is inappropriate to speculate as to any additional meaning that may be ascribed to a security holder's vote against the CME/GFI Merger Proposal. Please revise accordingly.

Reasons to Vote Against the GFI Special Meeting Proposals, page 1

3.   Please briefly clarify for security holders why your Offer cannot be consummated if the transactions contemplated by the CME/GFI Merger Agreement are completed.

Background of the Solicitation, page 3

4.   Please describe in this section the key terms of the Support Agreement.

5.   Please provide support for the assertion that the purchase of the brokerage and clearing business by the IDB Buyer is at a "significant discount."

6.   On the bottom of page 5 you refer to "the date of this Offer to Purchase." Please ensure that here, and in the "Certain Information Regarding the BGC Offer" section, it is clear that this proxy statement is a separate document from the Offer.

Commitment to Accepting Shares, page 9

7.   Disclosure states that, until the expiration of your Offer, GFI shareholders have the ability to withdraw their shares at any time, and, therefore, there is only upside for GFI shareholders in tendering their shares. Please revise this disclosure to acknowledge that a tender of shares by GFI shareholders constitutes a binding agreement to sell their shares to you upon satisfaction of all conditions to the Offer.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Envall at (202) 551-3234 or me at (202) 551-3503 with any other questions.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
David K. Lam, Esq.
Wachtell, Lipton, Rosen & Katz